Exhibit (a)(1)(C)
Option for RSU Exchange Program
FREQUENTLY ASKED QUESTIONS (FAQS)
May 9, 2011
     The following questions and answers were prepared to address common questions that you may have about the Clearwire Corporation Option for RSU Exchange Program (the “Exchange Offer”). We encourage you to carefully read the Offer to Exchange document and other related documents referred to in the Offer to Exchange document.
Q1	What is the Exchange Offer?
     In the Exchange Offer, we are offering eligible employees an opportunity to voluntarily exchange, prior to the expiration date of the Exchange Offer, some or all of their eligible options for a lesser number of newly granted restricted stock units, or RSUs. The number of RSUs that will be granted in exchange for each eligible option will be determined by applying an exchange ratio applicable to that option. The exchanged options will be cancelled and the new RSUs will be granted the next business day following the expiration of the Exchange Offer. The new RSUs will be subject to a new vesting schedule, even if the options exchanged are currently fully vested. The new vesting schedule will depend on the then currently vested percentage of the exchanged options.
Q2	Why is Clearwire making the Exchange Offer?
     Like many companies, our stock price has experienced a decline in recent years. Although we continue to believe that equity awards are an important component of our employees’ total incentive benefits, we also believe that many of our employees view their existing options as having little or no value because the exercise price of their options is greater than the current market price of our common stock. In addition, the market for key employees remains extremely competitive, notwithstanding the current economic turmoil. At the very time we need the motivation, skill and effort of our employees, our past emphasis on stock options as compensation is demotivating when the options are significantly underwater.
     Through the Exchange Offer, we intend to provide our eligible employees with the opportunity to receive new RSUs that may have a greater retentive and incentive value than the exchanged options, because RSUs may provide value to an employee even if our stock price declines between the grant date and the date on which the RSU vests.
     We believe that the Exchange Offer will better align the interests of our employees and stockholders to maximize stockholder value. We also believe that the Exchange Offer will enable us to recapture the value of compensation costs and realize the intended benefits of the original options that we granted, without any material increase in compensation expense.
Q3	Who is eligible to participate in the Exchange Offer?
     The Exchange Offer will be extended to each employee of the Company who is:
•	A U.S. employee who holds eligible options;
•	Employed by the Company or one of its majority-owned subsidiaries on the date the Exchange Offer commences and remains employed through the date the Exchange Offer expires; and
•	Eligible to participate in the Company’s 2008 Stock Compensation Plan (the “2008 Plan”).
     The Company has excluded members of our Board of Directors and former employees from participating in the Exchange Offer. The Company has also excluded otherwise eligible employees located in Austria, Spain and Ireland from participating in the Exchange Offer because including these employees would have tax, regulatory or other implications that are inconsistent with the Company’s compensation policies and practices.
Q4	Which stock options are eligible for exchange in the Exchange Offer?
     To be eligible for exchange in the Exchange Offer, a stock option must

•	Have an exercise price equal to or higher than $7.00 per share of common stock and
•	Be outstanding (that is, not previously exercised, expired, terminated or forfeited) and held by an eligible employee as of the start date of the Exchange Offer and at the time the Exchange Offer expires.
     Eligible options include vested and unvested options.
Q5	What are the differences between the RSUs and the eligible options that may be surrendered in the Exchange Offer?
     If you choose to participate in the Exchange Offer and surrender eligible options for exchange, and if we accept your surrendered eligible options, you will receive a lesser number of new RSUs.
     A stock option is the right to purchase shares of common stock at a specified price provided the vesting criteria and other terms and conditions of the option award are satisfied. Due to subsequent stock price fluctuations, at any given time following the grant of the option, the prevailing market price of the stock may be greater than, equal to or less than the specified exercise price of the option. When the market price is greater than the exercise price of the option (otherwise known as an option being “in the money”), the option holder receives value from exercising the option, because he or she is able to buy the stock underlying the option at less than its prevailing market price. When the market price of Clearwire common stock is less than the exercise price of the option (also known as an option being “out of the money” or “underwater”), exercising the option and selling the purchased shares would result in an economic loss.
     RSUs represent the right to receive shares of our common stock in the future provided the vesting criteria and other terms and conditions of the RSU award are satisfied. Upon vesting of RSUs, shares of stock are issued and have immediate value based on the full market price of our common stock. An RSU will retain value as long as our common stock has value because payment of an exercise price is not required for RSUs as it is for stock options.
     Since RSUs are a different type of award than options, the terms and conditions of your RSUs necessarily will be different from those of your options. Your RSUs will be granted under the 2008 Plan and will be subject to an RSU agreement under the 2008 Plan. The form of RSU agreement has been filed as an exhibit to the Schedule TO of which the Offer to Exchange document is a part and is available on the SEC’s website at http://www.sec.gov. Further, the vesting schedule of your RSUs will be different from the vesting schedule of your exchanged options.
     Until your RSUs vest and you are issued shares of our common stock in payment for the vested RSUs, you will not have any of the rights of a stockholder of Clearwire with respect to those shares. Once you have been issued the shares of common stock, you will have all of the rights of a stockholder with respect to those shares, including the right to vote.
     IN ADDITION, THE TAX TREATMENT OF THE RESTRICTED STOCK UNITS WILL DIFFER SIGNIFICANTLY FROM THE TAX TREATMENT OF YOUR STOCK OPTIONS. PLEASE SEE QUESTION 23 FOR FURTHER DETAILS.
Q6	What are the conditions of the Exchange Offer?
     The Exchange Offer is subject to a number of conditions with regard to events that could occur prior to the expiration of the Exchange Offer and that are more fully described in Section 6 of the Offer to Exchange document, Conditions of the Exchange Offer. The Exchange Offer is not conditioned upon a minimum number of eligible options being surrendered for exchange or a minimum number of eligible employees participating. If any of the events described in Section 6 of the Offer to Exchange document occur, we may terminate, extend or amend the Exchange Offer at any time prior to the expiration of the Exchange Offer.
Q7	If I elect to participate and my surrendered eligible options are accepted, when will I receive my RSUs?
     We expect to cancel all properly surrendered eligible options on the same day that the Exchange Offer expires. We also expect that the grant date of the RSUs will be the next business day after the expiration of the Exchange Offer. The scheduled expiration date of the Exchange Offer is June 7, 2011 at 5:00 p.m. Pacific Daylight Time, and we expect to accept and cancel all properly surrendered eligible options on that day. We expect that the RSU grant date will be the next business day, June 8, 2011. If the expiration date of the Exchange Offer is extended, then the cancellation date and the RSU grant date will be similarly extended. RSU agreements governing the terms of the RSUs will be available in your E*Trade account as soon as reasonably practicable following the RSU grant date.

Q8	When will the RSUs vest?
     The new RSUs will be subject to a new vesting schedule, even if the options exchanged are currently fully vested. The vesting schedule for the new RSUs will depend on what portion of the exchanged option is vested as of the commencement of the Exchange Offer (see chart below). The new RSUs will be granted on the next business day following the expiration of the Exchange Offer; however, the vesting start date will be March 1, 2011.

If the options exchanged are:	The new RSU vest schedule will be:
100% vested	2 years — 50% annually
75% vested	3 years — 33.3% annually
0% — 50% vested	4 years — 25% annually
     Vesting will occur annually beginning on the first anniversary date of the vesting start date. Vesting is conditioned upon your continued service with us through the vesting date. Any portion of the RSU that is not vested upon termination of your employment will be forfeited.
Q9	What if I elect to participate in the Exchange Offer and then leave Clearwire before the date the RSUs are granted?
     If you are no longer employed by Clearwire, whether voluntarily, involuntarily or for any other reason before the RSU grant date, you will not be able to participate in the Exchange Offer. Accordingly, if you are not an eligible employee on the RSU grant date, even if you had elected to participate in the Exchange Offer and had exchanged your eligible options, your exchange will automatically be deemed withdrawn and you will not participate in the exchange.
     If your employment ends before the RSU grant date, you will retain your outstanding eligible options in accordance with their current terms and conditions.
     The Exchange Offer will not change the nature of your “at-will” employment with Clearwire or any of its subsidiaries and does not create any obligation on the part of Clearwire or any of its subsidiaries to continue your employment for any period. Your employment may be terminated by us, as applicable, or by you at any time, including prior to the expiration date of the Exchange Offer or prior to the vesting date for any RSUs, for any reason, with or without cause.
Q10	Will I have to pay for my RSUs?
     No. You do not have to make any cash payment to us to receive your RSUs or your shares of our common stock upon vesting of your RSUs. However, please see Question 23 regarding potential tax withholding obligations.
Q11	What if I elect to participate in the Exchange Offer and then leave Clearwire after the RSUs are granted?
     If you elect to participate in the Exchange Offer and surrender eligible options for exchange, and if we accept your surrendered eligible options, your RSUs will be granted on the RSU grant date. If your employment terminates for any reason after the date the RSUs are granted, the terms and conditions of any RSUs granted in the Exchange Offer will apply. If your service with Clearwire terminates before your RSUs are fully vested, you will forfeit the unvested portion of any RSUs immediately upon the date your service terminates in accordance with the terms of your RSU award agreement.
Q12	What does it mean to exchange on a “grant-by-grant” basis? (See also Question 13 and Question 14)
     You will have the opportunity to exchange each eligible option grant for a separate, new RSU grant. You can choose which of your eligible option grants will be exchanged. However, you will not be able to exchange partial option grants. In other words, if you have an option grant with 1,000 outstanding options, you cannot choose to exchange 600 of the outstanding options and elect to keep the remaining 400 options from the same grant. No partial exchange of a grant will be accepted.
Q13	If I elect to participate and my surrendered eligible options are accepted, how many RSUs will I receive in exchange?
     The number of RSUs you will receive for your exchanged options is based on an exchange ratio. We determined the exchange ratios for the eligible options (i.e., how many shares subject to existing eligible options an eligible employee must surrender in order to receive one RSU) based on an option valuation model and the exercise prices of the eligible options. Our objective was to provide for the grant of RSUs that would have a value comparable to the value of your exchanged options. The table below sets forth the exchange ratios to be used based on the exercise price of your eligible options:

Exercise Price of Option	Exchange Ratio
$7.00 - $10.99	1.75:1
$11.00 - $16.99	2.5:1
$17.00 and above	3:1
     Example: Based on the exchange ratio, if you exchanged an option grant that had an exercise price of $10.00 and 1,000 outstanding options, you would receive a new RSU grant for approximately 571 RSUs. An option grant with an exercise price of $15.00 and 1,000 outstanding options would result in a new RSU grant for approximately 400 RSUs. An option grant with an exercise price of $23.00 and 1,000 outstanding options would result in a new RSU grant for approximately 333 RSUs.
     We will not grant any fractional RSUs. Instead, if the exchange ratios yield a fractional amount of shares, we will round down to the nearest whole number of shares with respect to each surrendered eligible option on a grant-by-grant basis.
Q14	Can I exchange a portion of an eligible option grant?
     No. Eligible employees will be permitted to exchange eligible options for RSUs on a grant-by-grant basis only. No partial exchanges of an eligible option grant will be permitted. If you elect to exchange an eligible option grant, you must exchange all of the outstanding (i.e., unexercised) stock options underlying that particular eligible option grant. If you attempt to exchange a portion but not all of the underlying stock options of an eligible option grant, your election for that grant will be rejected.
Q15	What if I have more than one eligible option grant?
     Eligible employees will be permitted to exchange eligible options for RSUs on a grant-by-grant basis. This means that if you have more than one eligible option grant, you may elect to surrender one eligible option grant and not another. For example, if you have two eligible option grants, one that provides a right to purchase 100 shares of common stock and another that provides a right to purchase 50 shares of common stock, you may elect to exchange just the eligible option grant that provides a right to purchase 100 shares of common stock, just the eligible option grant that provides a right to purchase 50 shares of common stock, both eligible option grants, or neither eligible option grant.
Q16	Must I participate in the Exchange Offer?
     No. Participation in the Exchange Offer will be voluntary, and there will be no penalties for electing not to participate. If you choose not to participate in the Exchange Offer, you will not receive the RSUs, and your outstanding options will remain outstanding in accordance with their current terms and conditions.
Q17	How should I decide whether to exchange my eligible options for RSUs?
     Although our Board of Directors and its Compensation Committee has approved the Exchange Offer, neither the Company nor the Board of Directors or its Compensation Committee makes any recommendation as to whether you should participate in the Exchange Offer. Similarly, neither the Company nor the Board of Directors makes any prediction about the future price of our common stock.
     The Company is providing as much information as possible to assist you in making your own informed decision. You are encouraged to seek further advice from your tax, financial and legal advisors. No one from the Company is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.
     It is important that you review the section in the Offer to Exchange document entitled Risk Factors for a discussion of the risks of participating in the Exchange Offer, including those relating to the value of eligible options compared to RSUs if Clearwire’s stock price increases in the future.
Q18	Why can’t Clearwire just grant eligible employees additional stock options?
     We designed the Exchange Offer to avoid the potential dilution in ownership to our stockholders that would result if we granted employees additional stock options or RSUs without cancelling their existing eligible underwater stock options. Granting more stock options would increase the number of outstanding stock options relative to our outstanding shares of common stock, sometimes called “overhang,” which we do not believe would be in the best interests of our stockholders. In addition, issuing additional stock options without cancelling any previously granted underwater stock options would increase our non-cash compensation expense. This would decrease our earnings and could negatively impact our stock price.

Q19	How do I find out how many eligible options I have and what their exercise prices are?
     You can review a list of your eligible options and the exercise prices of such options at the Option for RSU Exchange Program website (the “Exchange Website”) at https://clearwire.equitybenefits.com.
Q20	Can I exchange stock options that I have already fully exercised?
     No. The Exchange Offer only pertains to outstanding options. It does not apply in any way to shares you have purchased, whether upon the exercise of options or otherwise. If you have exercised an eligible option grant in its entirety, that option grant is no longer outstanding and is therefore not subject to the Exchange Offer.
Q21	Can I exchange the remaining portion of an eligible option grant that I have already partially exercised?
     Yes. Any remaining outstanding, unexercised eligible options can be exchanged. If you have previously exercised a portion of an eligible option, only the portion of that eligible option that has not yet been exercised will be eligible to be exchanged. Eligible options that you have exercised prior to the expiration date of the Exchange Offer will be considered exercised to that extent, whether or not you have received confirmation of exercise for the shares purchased.
Q22	What if I am on an authorized leave of absence?
     Any eligible employees who are on an authorized leave of absence will be able to participate in the Exchange Offer. If you surrender your eligible options and you are on an authorized leave of absence on the RSU grant date, you will be entitled to receive RSUs on the RSU grant date as long as all other eligibility requirements are still met.
Q23	Will I owe taxes if I participate in the Exchange Offer?
     Generally, for U.S. federal income tax purposes, we believe that the exchange of eligible options for RSUs pursuant to the Exchange Offer should be treated as a nontaxable exchange and that no income should be recognized upon the grant of the RSUs. However, you normally will have taxable income when our common stock is issued to you in payment of your vested RSUs, at which time the Company typically also will have an obligation to withhold taxes from you. The Company will satisfy tax withholding obligations, if applicable, in the manner specified in your RSU agreement.
     Note that the tax treatment of RSUs differs significantly from the tax treatment of your stock options. As a result, if you participate in the Exchange Offer and receive RSUs for exchanged stock options issued under the 2008 Plan, your tax liability could be higher than if you had kept your eligible options.
     You should consult with your tax advisor to determine the personal tax consequences to you of participating in the Exchange Offer. If you are a resident of or subject to the tax laws in more than one country, you should be aware that there may be additional or different tax and social insurance consequences that may apply to you.
Q24	What happens to eligible options that I choose not to surrender or that are not accepted for exchange in the Exchange Offer?
     The Exchange Offer will have no effect on eligible options that you choose not to surrender or on eligible options that are not accepted for exchange in the Exchange Offer.
Q25	If I surrender eligible options in the Exchange Offer, will I be required to give up all of my rights under the surrendered eligible options?
     Yes. Eligible options that you elect to exchange will be cancelled on the expiration date of the Exchange Offer, and you will no longer have any rights under those surrendered eligible options. Any options that are not eligible for the Exchange Offer will not be cancelled and will remain outstanding at their original exercise price and under their original terms.
Q26	How long do I have to decide whether to participate in the Exchange Offer?
     The Exchange Offer expires at 5:00 p.m., Pacific Daylight Time, on June 7, 2011. No exceptions will be made to the deadline, unless we extend it. Although we do not currently intend to do so, we may, in our sole discretion, extend the expiration date of the Exchange Offer at any time. If we extend the Exchange Offer, we will publicly announce the extension and the new expiration date no later than 6:00 a.m., Pacific Daylight Time, on the next business day after the last previously scheduled or announced expiration date. If the expiration date of the Exchange Offer is extended, then the cancellation date and the RSU grant date will be similarly extended.

Q27	How do I participate in the Exchange Offer?
     Participation in this Exchange Offer is voluntary. On May 9, 2011, eligible employees will receive an email from stockoptions@clearwire.com announcing the commencement of the Exchange Offer. If you are an eligible employee and you wish to surrender any of your eligible options for exchange in the Exchange Offer, you must make your election online at the Exchange Website before the expiration deadline of 5:00 p.m., Pacific Daylight Time, on June 7, 2011 (or such later date as may apply if the Exchange Offer is extended). All eligible employees can access the Exchange Website at https://clearwire.equitybenefits.com to make their online election and to view information with respect to the Exchange Offer, the offer documents and their eligible option grants. The Exchange Website is best accessed from Internet Explorer, although other browsers will work. Follow the steps below to make your election online:
1)	Access the Exchange Website by going to https://clearwire.equitybenefits.com and enter your Clearwire email address and password. If this is the first time you are logging in to the Exchange Website, you should use the password as specified in the email from stockoptions@clearwire.com sent on Monday, May 9, 2011. Your initial password is the last 4 digits of your social security number. You will be prompted to reset your password during your initial login.
2)	After logging in to the Exchange Website, first review the information and documents provided in the “Learn” section located on the “Welcome” page and then select the “View/Make My Election” option.
3)	Make My Election (Step 1 of 4): You will be provided with personalized information regarding the eligible option grants you hold, including the grant date, the per share exercise price, the number of shares outstanding and the number of vested options for each of your eligible options grants. You will also be provided with the number of RSUs that will be granted for each eligible option grant should you elect to exchange your eligible option grant. Next to each of your eligible option grants, there is an “Election” box. Select the appropriate box (either “Yes” or “No”) next to each grant you wish to exchange pursuant to the Exchange Offer. A “Yes” election means you want to surrender the selected eligible option grant and exchange it for RSUs. A “No” election means you do not want to surrender the selected eligible option grant. When you’ve made an election for each eligible option grant, proceed to the next step.
4)	Review My Election (Step 2 of 4): Your selections are noted on this page of the Exchange Website. If you are satisfied with these selections, proceed through the Exchange Website to the next step.
5)	Submit My Election (Step 3 of 4): Review, acknowledge and agree to the Election Terms and Conditions provided in the Offer to Exchange document (available by clicking on the hyperlink) and submit your election by selecting the button at the bottom of the page titled “I Agree”.
6)	Print Election Confirmation (Step 4 of 4): Upon submitting your election, an Election Confirmation will be generated by the Exchange Website. Please print and keep a copy of the Election Confirmation for your records.
     On the Make My Election page of the Exchange Website, a Breakeven Calculator has been provided to you as a convenience for purposes of making limited mathematical calculations regarding the potential amount that could be received from eligible option grants and the RSUs to be granted pursuant to the Exchange Offer based on the exchange ratios described in Question 13. The Breakeven Calculator can be accessed by all eligible employees.
     You do not need to return your stock option agreement(s) relating to any surrendered eligible options, as they will be cancelled automatically if we accept your eligible options for exchange. Your eligible options will not be considered surrendered until we receive your properly submitted electronic election form before 5:00 p.m. Pacific Daylight Time, on June 7, 2011 (or such later date as may apply if the Exchange Offer is extended). If you miss the deadline or submit an election form that is not properly completed as of the deadline, you will not be permitted to participate in the Exchange Offer. You are responsible for making sure that your electronic election form is properly completed, submitted and received by the deadline.
     We reserve the right to reject any or all surrenders of eligible options that we determine are not in appropriate form or that we determine it would be unlawful to accept. Subject to our rights to extend, terminate and amend the Exchange Offer, we expect to accept all properly surrendered eligible options on June 7, 2011 (or such later date as may apply if the Exchange Offer is extended).

Q28	When and how can I withdraw previously surrendered eligible options?
     If you elect to surrender eligible options and later change your mind, you may withdraw your surrendered eligible options by logging into the Exchange Website at https://clearwire.equitybenefits.com and clicking View/Make My Election from the “Welcome” page. On the Make My Election page, you can indicate your withdrawal by selecting “No” in the Election box, then proceeding through each screen as indicated in Question 27. Your new election must be submitted before the expiration deadline of 5:00 p.m., Pacific Daylight Time, on June 7, 2011 (or such later date as may apply if the Exchange Offer is extended).
     Once you have withdrawn eligible options, you may again surrender such stock options by following the procedures for properly surrendering eligible options as discussed in Question 27.
     If you miss the deadline for notifying us of your withdrawal election but remain an eligible employee, any previously surrendered eligible options will be cancelled and exchanged pursuant to the Exchange Offer.
Q29	How will I know if my election form or my notice of withdrawal has been received?
     You can check the Election Confirmation page on the Exchange Website, https://clearwire.equitybenefits.com, at any time to see your current election(s). It is your responsibility to ensure that your election form or notice of withdrawal, as applicable, is submitted and received prior to the expiration of the Exchange Offer.
Q30	What will happen if I do not submit my election form by the deadline?
     If your election to surrender eligible options for exchange is not received before the Exchange Offer expires, then all of your eligible options will remain outstanding at their original exercise price and subject to their original terms. If you decide not to surrender any of your eligible options for exchange in the Exchange Offer, you do not need to do anything.
Q31	What if I have questions regarding the Exchange Offer, if I need a paper copy or additional copies of this Offer to Exchange document or any documents attached to or referred to in this document, or if I am unable to make an election to tender eligible options, or to withdraw a previous election to tender eligible options, using the Exchange Website?
     If you have difficulty accessing the Exchange Website, have questions about the Exchange Offer or have requests for assistance, please contact the Clearwire Stock Plan Administrator at email address or telephone number below.
     Clearwire Stock Plan Administrator Email Address: stockoptions@clearwire.com
     Clearwire Stock Plan Administrator Telephone Number: (425) 216-7184
     If you are unable to make an election to tender eligible options, or to withdraw a previous election to tender eligible options, using the Exchange Website at https://clearwire.equitybenefits.com, you can submit your election, or withdraw a previous election, using a paper election and withdrawal form. You can request a paper election form by contacting the Clearwire Stock Plan Administrator at stockoptions@clearwire.com or at (425) 216-7184. Please include your first and last name, telephone number, address and email address on any such request. You can submit the properly completed paper election and withdrawal form via the following:

Scan and email to:	stockoptions@clearwire.com

Fax to:	(425) 968-1900

Mail to:	Clearwire Corporation Attn: Stock Plan Administrator 4400 Carillon Point Kirkland, WA 98033
     We must receive your properly completed and submitted election by the Exchange Offer deadline of 5:00 p.m., Pacific Daylight Time, on June 7, 2011. You are responsible for making sure that your election form is properly completed, submitted and received by the deadline. If you are concerned that by mailing your election form it won’t be received by the deadline, you may want to consider sending the election form via email or facsimile to the email address or fax number listed above.